Troutman Pepper Hamilton Sanders LLP

401 9th Street, NW, Suite 1000

Washington, DC 20004

Thomas M. Rose

Partner

757-687-7715

thomas.rose@troutman.com

December 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Celeste Murphy, Margaret Schwartz, Jenn Do and Lynn Dicker

Re:	Charlotte’s Web Holdings, Inc. Form 10-12G Filed November 5, 2021 File No. 000-56364

Ladies and Gentlemen:

On behalf of our client, Charlotte’s Web Holdings, Inc. (the “Company”), we submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated December 2, 2021 (the “Staff Letter”) relating to the Company’s Registration Statement on Form 10-12G (File No. 000-56364) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the Staff Letter and certain other changes. We understand the Staff is working remotely at this time given the continuing COVID-19 pandemic, and we, therefore, have not mailed to the Commission’s offices any copies of this response letter or marked copies of Amendment No. 1 showing all changes from the Registration Statement. Nevertheless, should you desire for us to do so, please advise.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Please also note that the Company understands that the Registration Statement will become effective by operation of law 60 days from the date it was originally filed and that the Company will then be subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company understands that the Staff may continue to comment on the Registration Statement even after the effective date.

Securities and Exchange Commission

December 22, 2021

Registration Statement on Form 10-12G, Filed November 5, 2021

Business

Corporate Structure, page 1

1.	We note the disclosures throughout your registration statement regarding your election to have your overall public benefit purpose measured against proprietary standards established by B Lab and B Lab’s designation of the Company as a “Certified B Corporation.” Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the Company as a “Certified B Corporation.” Similarly, on page 19 you state "Charlotte’s Web is one of only a few hemp companies to be certified by the National Animal Supplement Council." Please file a Rule 436 consent of the National Animal Supplement Council to be named in the registration statement and to references to its certification of the Company.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment; however, it does not believe that a consent from either B Lab or the National Animal Supplement Council is required. The Company is filing the Registration Statement pursuant to the Exchange Act. Item 601 of Regulation S-K indicates that consents of experts or counsel are not required to be filed as exhibits to a Form 10. The Company notes that Rule 436 of Regulation C applies to registration statements filed under the Securities Act of 1933, as amended.

Public Benefit Corporation, page 1

2.	We note your disclosure that as a public benefit corporation you will have to balance a variety of interests. Please describe how balancing competing interests could result in conflicts of interest and the potential impact this could have on the business. Please also discuss how there may be uncertainty as to how a court will view directors’ balancing of potentially competing interests.

RESPONSE:

The Company is subject to the Business Corporations Act (British Columbia) (the “BCBCA”). Under the BCBCA, a director or officer of a benefit company, when exercising the powers and performing the functions of a director or officer of the company, must act honestly and in good faith with a view to conducting the business in a responsible and sustainable manner and promoting the public benefits specified in the company's articles, while balancing this with the duty to act honestly and in good faith with a view to the best interests of the company. In practice, the Board of Directors of the Company takes an expanded view of decision making to balance these duties, including weighing potential conflicts of interest, ultimately making decisions that the Board believes most appropriately address the duties listed above.

Securities and Exchange Commission

December 22, 2021

Courts are generally highly deferential to the business decisions of directors, who are in the best position to take into account the duties above and the diverse interests of the Company and its stakeholders (including what weight to give stakeholder interests), as long as the business decision lies within the range of reasonable alternatives. It is expected that courts will take this same approach with a benefit company as a non-benefit company.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1 to more explicitly recognize that the Board must balance a variety of competing interests, which may result in the Company taking actions that do not maximize shareholder value.

3.	Please discuss the factors you will consider in determining the objectives and standards by which the public benefit performance will be measured. Please also disclose how shareholders will understand whether the company has met those objectives and standards and whether the company has developed any key performance metrics to measure success.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No 1.

4.	We note your disclosure that you are required to publicly disclose a report at least annually. Please disclose how you will provide these reports to stockholders and whether you have provided your first report yet.

RESPONSE:

The Company published its inaugural Annual Benefit Report on December 9, 2021. Such report was filed with securities regulators in Canada on SEDAR and will appear on the Company’s corporate website on or before December 31, 2021. For so long as the Company is a benefit company under the BCBCA, the Company will include an annual benefit report as part of its annual proxy materials mailed to shareholders going forward.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1.

General Development of the Business, page 3

5.	On page 4 you state that “CW Labs aims to support the Company’s product portfolio with science-based innovation (including studies on safety, effectiveness and efficacy)” and on page 11 you state: “Effective March 23, 2021, the Company reported the clinical results of the Validcare study. The study’s results reaffirmed the safety of Charlotte’s Web™ hemp derived CBD extracts.” Please revise these and all similar statements throughout your registration statement that state or imply that your products are or will be safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

Securities and Exchange Commission

December 22, 2021

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 and elsewhere in Amendment No. 1 to describe its research endeavors using language that does not state or imply that its products are or will be safe or effective.

In response to the Staff’s comment, the Company has also updated the statement on page 11 of Amendment No. 1 to reflect the results of the study. According to Validcare, “[p]reliminary findings show no evidence of liver disease in the 839 participants and no increase in the prevalence of elevated liver function tests when compared to a population with a similar incidence of medical conditions.” See Validcare.com, Clinical Study Reports Preliminary Results of Livery Safety, March 22, 2021, available at https://validcare.com/news/clinical-study-reports-cbd-liver-safety-results/.

6.	On page 11 you state: “The SBH Purchase Option...provides Charlotte’s Web the option to acquire all or substantially all of Stanley Brothers USA on the earlier of three years from the effective date of the SBH Purchase Option and federal legalization of Cannabis in the United States, or such earlier time as Stanley Brothers USA and Charlotte’s Web may agree....” Please revise to expressly state the effective date of the SBH Purchase Option.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 11 and 120 of Amendment No. 1.

7.	Given your entry into the SBH Purchase Option and your disclosure that states "Internationally, the companies are able to explore opportunities where Cannabis is federally permissible," please revise to state whether you currently have any plans to expand into high-THC products in the near future.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 84 of Amendment No. 1.

Securities and Exchange Commission

December 22, 2021

8.	Please revise your discussion on page 8 regarding NSF GMP registration to clearly state how it differs from FDA GMP certification.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, but it is unaware of any FDA GMP certification. In response to the Staff’s comment, the Company has updated its disclosure on page 8 of Amendment No. 1 to clarify that while its facility is registered with the FDA, the GMP certification was obtained through a third party.

Business of the Company, page 14

9.	Given your disclosure on page 67 regarding the USPTO issuing a Final Office Action refusing registration of two trademark applications submitted by the Company, please revise the disclosure on page 21 to reflect this limitation on your trademark protection.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of Amendment No. 1.

10.	Please revise to provide support for the following statements on page 26: “Presently the Company holds the number one market share position across major retail channels including Total US Food/Drug/Mass retail aggregate, Total US Natural specialty retail, and e-commerce” and “To this day, Charlotte’s Web remains the market share leader in the category and is arguably the most widely recognized hemp extract with naturally occurring CBD in the world.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises that the assertion about its market position are derived from non-commissioned reports not prepared in connection with this registration statement by independent third-party sources reporting on and monitoring the Company’s industry. The Company is not affiliated with the reports, which are publicly available for a fee. These sources include The Nielsen Company (US), LLC (“Nielsen”) (www.nielsen.com), SPINS, LLC (“SPINS”) (www.spins.com), and Brightfield Group (“Brightfield”) (www.brightfieldgroup.com). Each of these sources offers widely used subscription based services for monitoring sales and market data, to which the Company subscribes, in order to assess its performance and market share.

The statement that the Company has the number one market position US Natural specialty retail comes from SPINS, a natural market research and consulting firm used throughout the natural, organic and specialty food and beverage, sustainable products and vitamins and supplements industry (the “Natural Product Industry”). SPINS provides a retail measurement service by tracking sales of all Universal Product Code or UPC-coded products sold in the Natural Product Channel. The assertion that the Company has the number one market share position across major Food Drug Mass channels is derived from data that the Company sources from Nielsen ScanTrack, which, like SPINS, gathers data from retail checkout systems employing UPC-coded scanners. Brightfield tracks market data specifically focused on the CBD and cannabis industries. Brightfield data shows that the Company has the largest online market share of any CBD company.

Securities and Exchange Commission

December 22, 2021

These sources show the Company as having the number one market position among CBD companies, including as recently as the 12 weeks ended November 6, 2021 (Nielsen), the 12 weeks ended October 31, 2021 (SPINS), and the third calendar quarter of 2021 (Brightfield).

While the Company acknowledges that the SPINS, Nielsen, and Brightfield data may not capture all industry activity, given the Company’s market-leading position as measured by these retail-industry standard data sources, the Company believes it has clear support for its assertion that it holds the number one market position.

In response to the Staff’s comment, the Company has revised the disclosure concerning its market position on page 26 of Amendment No. 1.

11.	Please revise your disclosure on page 28 to describe the competitive business conditions and your competitive position in the industry and methods of competition. Please also revise your references here to being vertically integrated to clarify that you are “substantially” vertically integrated as you state elsewhere. Given you cite this as a competitive advantage, revise to state the extent to which you believe your competitors are vertically integrated.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosures wherever vertical integration is discussed to clarify that the Company is substantially vertically integrated. The Company has also added disclosures to indicate that the majority of its competitors are not substantially vertically integrated on page 28 of Amendment No. 1.

Intellectual Property, page 28

12.	On page 28 you state that the Stanley Brand Company granted the Company a nonexclusive, worldwide right to use the name “Stanley Brothers” until July 31, 2022 on a royalty-free basis, subject to the terms of the Name and Likeness Agreement. Please revise to state the material terms of the Name and Likeness Agreement, such as the termination provisions, up-front or execution payments paid and aggregate amounts paid to date under the agreement.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 28, 119 and 120 of Amendment No. 1.

13.	With respect to your patents described on pages 28-29, please revise to specify for each material patent (i) the specific products, product groups and technologies to which such patent relates, (ii) whether the patent is owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates and (v) the jurisdiction(s) covered.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 28-31 of Amendment No. 1.

Securities and Exchange Commission

December 22, 2021

Regulatory Framework, page 31

14.	We note the following statement on page 47: “Most CBD products in Canada are produced from Cannabis with THC levels well above 0.3% which have an intoxicating effect.” Please provide support for this statement concerning most CBD products in Canada.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 to remove this statement.

Risk Factors

The designation of cannabinoids as a New Dietary Ingredient (NDI) or as an impermissible adulterant are uncertain, page 51

15.	Please revise your risk factor discussion to describe your interactions with the FDA over an NDI you submitted recently, discussed on page 41.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2021 Compared to Six Months ended June 30, 2020, page 82

16.	Please address the following regarding the components of cost of goods sold, as shown on page 83 for the six months ended June 30, 2021 and page 85 for the year ended December 31, 2020:

•	Revise to explain why the inventory provision decreased approximately 93% for the six months ended June 30, 2021 as compared to the prior year period. Include in your discussion the shelf life or range of lives of each product category, i.e., tinctures, capsules, gummies, pet oils and treats, and topical products.

Securities and Exchange Commission

December 22, 2021

RESPONSE:

In response to the Staff’s comments, the Company has have added explanatory language relating to having higher quantities of aged inventories on hand approaching expiration as of September 30, 2020 compared to September 30, 2021 as the driver of the decrease in inventory provision year-over-year. Shelf lives for each product category were also added to the discussion. Please refer to the modified disclosures on page 85 and 88 of Amendment No. 1.

•	Please revise to clarify what costs are included as "Other production costs" and why each group therein is appropriately included as cost of goods sold.

RESPONSE:

Other production costs include direct and indirect production costs including direct labor, processing, testing, packaging, quality assurance, security, shipping, depreciation of production equipment, indirect labor, including production management, and other related expenses. In response to the Staff’s comments, the Company has modified the disclosures on pages 85 and 88 of Amendment No. 1.

The Company applies guidance pursuant to ASC 330, Inventory in recognizing Other production costs in Cost of goods as they relate directly or indirectly to bringing inventories to its existing condition and location.

•	Quantify consolidated depreciation and amortization expense for the periods presented and clarify in which other line item(s) these balances are reflected.

RESPONSE:

In response to the Staff’s comment, the consolidated depreciation and amortization expense for the interim and annual periods has been added to the disclosure, along with explanatory language to quantify the amounts recognized to Cost of goods sold and Selling, general, and administrative expenses. Please refer to the modified disclosure on pages 85-89 of Amendment No. 1.

Liquidity and Capital Resources, page 88

17.	We note the line of credit requires compliance by the Company with certain debt covenants. Please revise to address compliance therewith as of June 30, 2021, including whether another waiver was needed to be obtained subsequent to December 31, 2020.

RESPONSE:

In response to the Staff’s comments, the Company notes it did not require an additional waiver subsequent to December 31, 2020 through to June 30, 2021. However, subsequently, the Company did obtain another waiver as of September 30, 2021. The language has been revised accordingly with the update of the financials for the nine months ended September 30, 2021 on page 91 of Amendment No. 1.

Securities and Exchange Commission

December 22, 2021

Security Ownership of Certain Beneficial Owners and Management, page 97

18.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by ETF Managers Trust.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Amendment No. 1.

Executive Compensation, page 104

19.	In your Outstanding Equity Awards Table for 2020 Fiscal Year-End table on page 112 please revise to provide the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end in a footnote to the applicable column where the outstanding award is reported, as required by Instruction 2 to Item 402(p)(2) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 115 of Amendment No. 1.

Legal Proceedings, page 118

20.	Please revise to state the amount at issue in the two putative class actions lawsuits you describe on page 118.

RESPONSE:

As noted by the Company on page 121 of Amendment No. 1, the Company is not currently subject to any material legal proceedings other than ordinary and routine litigation or any proceedings that would involve a claim for damages exclusive of interest and costs that meet or exceed 10% of its current assets. The putative class actions have not specified the damages being sought and the Company has not established accounting reserves for either case. As such, it is the Company’s understanding that disclosure of the two putative class actions is not required by Item 103 of Regulation S-K, and has therefore removed these references.

Description of the Registrant’s Securities, page 144

21.	Please revise this section to describe your forum selection clause in your Articles. We note that your forum selection provision identifies the Supreme Court of British Columbia, Canada and the Court of Appeal of British Columbia as the exclusive forums for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also revise to ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

December 22, 2021

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 149 of Amendment No. 1 to include a discussion of the Company’s forum selection provision. Additionally, the Company has added a risk factor concerning its forum selection provision on page 77 of Amendment No. 1.

Charlotte’s Web Holdings, Inc. Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019

2. Summary of Significant Accounting Policies and Use of Estimates

Cultivation Liability, page F-12

22.	Please revise to provide: i) in sufficient detail the material terms of the contracts with third-party farming operators such that recognition as a liability is considered appropriate; and ii) a rollforward of the liability for the periods presented.

RESPONSE:

Recognition of a liability is appropriate as the amounts are fixed and determined per the terms of the contract. The amounts due to a third-party farming operator are calculated based on the potency and yield of the hemp crop after the harvests are completed. As stated in the agreements with the third-party farming operators, amounts are paid over four or eight quarters depending on the quantity of acres planted. In response to the Staff’s comments, the Company has modified the disclosure language on page F-12 of Amendment No. 1. A rollforward of the liability has also been added to Note 11. Cultivation Liabilities for the periods presented.

Revenue Recognition, page F-13

23.	We note the disclosures on page F-14 that "[c]ontracts are written to include standard discounts and allowances. Contracts are not written to include advertising allowances, tiered discounts, or any other performance obligation" and that expected amounts for refunds are excluded from revenue and recorded as a “refund liability”. Please explain what is meant by the phrase "written to include" and "not written to include" in the context of the variable consideration guidance in ASC 606-10-32-5 through 32-9. Address the materiality of the refund liability and clarify where the balance is reflected in the balance sheets.

Securities and Exchange Commission

December 22, 2021

RESPONSE:

The phrase “written to include” and “not written to include” are meant to explain that the Company’s contracts generally include standard discounts and allowances and they do not generally include advertising allowances, tiered discounts, or any other performance obligations that would result in variable consideration in the context of ASC 606-10-32-5 through 32-9. In response to the Staff’s comments, the Company has modified the disclosure language on page F-14 of Amendment No. 1.

For the years ended December 31, 2020 and 2019, the Company’s refund liability was $356 and $186, respectively. The refund liability is presented in Accrued and other current liabilities on the Consolidated Balance Sheets. As the liability is not material to the financial statements, the Company determined it was not required to disclose the amount of the liability or where it is reflected in the balance sheets.

Selling, General, and Administrative, page F-14

24.	You disclose that Selling, general, and administrative expense also includes research and development expenses, which are expensed as incurred. Please revise your footnote to quantify research and development expenses for the periods presented. Given the disclosures regarding such activities throughout your document, including a separate "R&D science division" as noted on pages 3, 10, 13 and 81, it would not appear that such expenses are immaterial to your business plan, operations and financial results. Consider revising your MD&A to provide a breakdown according to the type of the expenses reported as research and development and discuss the nature of the research and development projects pursued. Consider breaking out research and development expense as a separate line item on the face of your Statement of Operations or explain why you believe this is not appropriate.

RESPONSE:

In response to the Staff’s comments, the Company has revised the disclosures on page F-14 and page 89 of Amendment No. 1 to quantify research and development expenses for the periods presented and to describe within MD&A the nature the research and development projects pursued.

For the years ended December 31, 2020 and 2019, the Company’s research and development expenses were $5,951 and $1,754, respectively. These expenses represent 6% and 2% of total Selling, general and administrative expenses for the respective periods. Pursuant to 17 CFR § 210.5-03.1, the Company is required to state separately any material amounts within other operating costs. As research and development expenses are not material to total Selling, general and administrative expenses, the Company determined it is not required to break out as a separate line item on the face of the Statement of operations.

Securities and Exchange Commission

December 22, 2021

5. Inventories, page F-21

25.	You quantify on page F-22 amounts of Selling, general, and administrative costs that were charged to inventory for the periods presented. Please explain the nature of such costs and why recognition as inventory is considered appropriate. Revise to clarify how such amounts are reflected on your Statements of Operations and how you determined whether it was appropriate to include them or exclude them from Cost of goods sold.

RESPONSE:

The costs primarily consist of indirect labor related to production overhead. The Company applies guidance pursuant to ASC 330, Inventory in capitalizing these Selling, general, and administrative expenses in Inventories, as they relate directly or indirectly to bringing inventories to its existing condition and location. The costs are reflected in Cost of goods sold in the Statement of operations and comprehensive loss as cost of inventory sold at the time of sale of the related inventories. In response to the Staff’s comment, the Company has updated the disclosure on page F-22 of Amendment No. 1.

12. Shareholders’ Equity, page F-28

26.	On page F-29 we note the warrants issued in connection with each of the 2020 Share Offering and 2019 Share Offering were classified as liabilities, "based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815". Please revise to specify the particular criteria that you considered were not met for equity classification.

RESPONSE:

The Company has revised its disclosures to specify the particular criteria that were not met for equity classification for the 2019 and 2020 Share Offering Warrants by disclosing that the warrants are denominated in a currency other than the Company’s functional currency, therefore meeting the classification for liability treatment. In response to the Staff’s comment, the Company has added explanatory language on page F-29 of Amendment No. 1. Additionally, certain warrants acquired in connection with the acquisition of Abacus were classified as liabilities. Explanatory language as to why all criteria for equity classification was not met for these warrants, which is also due to the warrants being denominated in a currency other than the Company’s functional currency, was added on page F-18 of Amendment No. 1.

Securities and Exchange Commission

December 22, 2021

Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Thomas M. Rose, Esq.
Thomas M. Rose, Esq.
Troutman Pepper Hamilton Sanders LLP

cc:	Stephen Rogers, Executive Vice President – General Counsel and Corporate Secretary Charlotte’s Web Holdings, Inc.